UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

                       August 2005

Commission File Number                                                                      0-26636

ASIA PACIFIC RESOURCES LTD.

Unit 1 – 15782 Marine Drive, White Rock, B.C. V4B 1E6

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F [ X ]     Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]       No [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

August 11, 2005

DESCRIPTION:

Press release – subsidiary receives environmental award in Thailand

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date  August 23, 2005

By

“Doris Meyer”

                                        (Signature)

Doris Meyer, Assistant Corporate Secretary

   Asia Pacific Resources Ltd.

FOR IMMEDIATE RELEASE

Asia Pacific Resources Subsidiary Receives Environmental Award in Thailand

(Bangkok, August 11, 2005) The Australian-Thai Chamber of Commerce held its annual Business Awards ceremony in Bangkok to recognize those companies which made an outstanding contribution to the Thai business sector during the past year. At the ceremony, Asia Pacific Potash Corporation (APPC), the Thai subsidiary of Asia Pacific Resources, received the "Environmental Excellence Award"for its underground potash mining project in Udon Thani.

Mr. Vorapot Phokeo, APPC Vice President for External Affairs, said: "APPC is committed to ensuring that it conducts its business activities and operations in an environmentally responsible manner.  The Australian-Thai Chamber Award recognizes the Company's commitment to protecting and preserving the environment both during and after mining operations are completed, and honoring its social responsibilities towards the local communities."

"Potash mines worldwide operate safely in the communities in which they are located," said John Bovard, President and CEO of Asia Pacific Resources and APPC.  "Most of these mines leave large tailings piles on the land surface.  One of the key aspects of APPC's Udon Thani project is its innovative approach in moving the waste salt tailings back underground.  The Company will spend an additional US$52 million (approx. Baht 2 Billion) during mining operations to implement its hydraulic backfill technology and, following completion of mining, no waste salt tailings will remain on the land surface.  The use of hydraulic backfill technology as part of the mine rehabilitation process is one of the ways in which APPC will ensure that its operations are in harmony with the environment. We are very pleased that this important environmental step has been recognized,"concluded Mr. Bovard.

Asia Pacific Resources shares are traded on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Sherbourne Group

Forbes West

(416) 203-2200 or 1 (888) 655-5532

forbes@sherbournegroup.ca

www.apq-potash.com